SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1. Notice on the ground pollution and its countermeasures (Friday, April 22, 2005)

April 22, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the ground pollution and its countermeasures

Please be advised that Kubota Corporation (hereinafter “the Company”) found some soil pollution in the compound of Naniwa plant as a result of voluntary assessment. As the Company planned to transfer this site to the Association of Namba Area Land Readjustment Project, the Company shut down the plant on September 30, 2004, and conducted the assessment. The details of the assessment and countermeasures are as follows :

1. Result of Assessment

(1)	In the soil of the compound, 3 harmful substances (lead, fluorine, and cyanogens) that exceed the Environmental Quality Standards (EQS) for Soil Pollution (the guidelines of the Ministry of Environment) were detected. As for the contaminated area, lead was detected in the 11 blocks, and fluorine and cyanogens were detected in the 1 block, respectively out of 127 blocks. (1 block =10m×10m) All contaminations were found within 1.0m depth from the ground surface.

(2)	The groundwater satisfied the Environmental Quality Standards for Groundwater Pollution and contamination was NOT found.

2. Factors of pollution

It was not recognized the 3 substances were used in the plant, and the origin of pollution are unknown.

3. Influence to neighborhood

(1)	As for soil, most surface of the land is paved. Accordingly, dust and sand didn’t blow in any directions. Unpaved surfaces are covered with vinyl sheets and prevented from blowing.

(2)	The groundwater in the neighboring area satisfied the Environmental Quality Standards for Groundwater Pollution and the groundwater is NOT used for drinking.

Accordingly, the Company believes that neighborhood is never influenced by this pollution.

4. Countermeasures

The contaminated soil will be excavated and carried out of the site and disposed. The countermeasures are expected to start in May and be completed in September.

5. Land use after the countermeasures

This site will be transferred to the Association of Namba Area Land Readjustment Project after completion of the countermeasures.

(Appendix)

1.	Overview of Naniwa plant

(1)	Address: 1, 3, 4, 8~26, Shikitsuhigashi 2-Chome, Naniwa-ku, Osaka, Japan

(2)	Products manufactured : Farm equipment-related parts

(3)	Area : Approximately 12,000 m2

(4)	History of the site :

1901 ~	The Plant was established and started manufacturing of Industrial castings, machine tool and scales.

1973 ~	Started manufacturing of farm equipment-related parts.

September 2004~	The Plant was shut down as a part of land readjustment project in Namba area.

2.	Assessment

(1)	Method of the assessment : Voluntary assessment in conformity to Soil Contamination Countermeasures Law

(2)	Area of the assessment : Approximately 12,000 m2

(3)	Substances assessed : 25 substances regulated by Soil Contamination Countermeasures Law

(4)	Assessment term : assessment of ground surface 11/25/2004 ~ 1/10/2005

                                        assessment of underground      1/11/2005  ~  1/31/2005

(5)	Research Company: Obayashi Corporation, 4-33, Kitahamahigashi, Chuo-ku, Osaka

(6)	Harmful substances and density:

Amount of leaching

Item	Standards(EQS) (mg/L)	Detected pollution (mg/L)	Investigated depth (m)	Polluted depth (m)	Polluted blocks /All blocks
Lead	0.01	0.013	Ground surface~5	Ground surface~0.5	1/127
Fluorine	0.8	1.5	Ground surface~5	Ground surface~0.5	1/127
Cyanogens	Not detected	0.7	Ground surface~5	Ground surface~0.5	1/127

‚Amount of content

Item	Standards(EQS) (mg/kg)	Detected pollution (mg/kg)	Investigated depth (m)	Polluted depth (m)	Polluted blocks /All blocks
Lead	150	3500 710 550 390 350 330 290 210 170 160	Ground surface~5	Ground surface~1.0 ” ” Ground surface~0.5 ” ” ” ” ” Ground surface~1.0	10/127

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 2, 2005	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department